Exhibit 99.1

FERRARI TO PARTNER WITH RAKUTEN

Maranello (Italy), September 17, 2026 – Ferrari N.V. (NYSE/EXM: RACE) announces that Ferrari S.p.A., wholly-owned Italian subsidiary of Ferrari N.V., today has signed a partnership agreement with Rakuten Group, Inc., a global technology company, that will be effective from January 1, 2027.

For further information:
Ferrari Media & PR
Email: media@ferrari.com

Ferrari N.V. Amsterdam, The Netherlands	Registered Office: Via Abetone Inferiore N. 4, I – 41053 Maranello (MO) Italy	Dutch trade registration number: 64060977